November 25, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Marion Graham Mitchell Austin Ryan Rohn Stephen Krikorian

Re:	Rain Enhancement Technologies Holdco, Inc. Amendment No. 2 to Draft Registration Statement on Form S-4 Submitted November 5, 2024 CIK No. 0002028293

Ladies and Gentlemen:

On behalf of our clients, Rain Enhancement Technologies Holdco, Inc., a Massachusetts corporation (“Holdco”), and Rain Enhancement Technologies, Inc., a Massachusetts corporation (“RET”), we are writing to submit Holdco’s and RET’s joint responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 15, 2024 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-4 submitted on November 5, 2024 (the “Amendment No. 2”).

Holdco and RET have publicly filed via EDGAR the Registration Statement on Form S-4 (the “Registration Statement”), which reflects Holdco’s and RET’s responses to the comments contained in the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 2 to Draft Registration Statement on Form S-4

Questions and Answers About the Business Combination

Q. What are the reasons for the structure and timing of the Business Combination?, page 16

1.	We note the revisions made in response to prior comment 5, including your statement that the multiple-merger structure was chosen by the parties for business, legal and accounting reasons. Please revise to further explain these business, legal and accounting reasons, including a discussion of the timing of the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, Holdco and RET have elaborated on the prior disclosure on page 17 of the Registration Statement by adding additional detail about the parties’ reasons for using a double-dummy structure and the timing of the Business Combination.

The Business Combination, page 199

2.	We note the revisions made in response to prior comment 12, including your statement that the amount of working capital is expected to decrease as redemptions increase. Please revise your discussion here and in your MD&A to present the anticipated liquidity position of the combined company following the de-SPAC, including the amount of cash on hand, at various redemption level scenarios that would satisfy the Minimum Cash Condition without additional financing.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 200 and 299 of the Registration Statement.

United States Securities and Exchange Commission

November 25, 2024

Stifel’s Waiver of its Deferred Compensation, page 203

3.	We note your response to prior comment 7. Please revise your discussion here and in your risk factors to highlight the unusual nature of such a fee waiver and any impact it may have on the evaluation of this transaction. Additionally, we note your disclosure that Coliseum has no other contractual relationships with Stifel. Please revise this statement to clarify that certain provisions of the Underwriting Agreement between Coliseum and Stifel were not waived and continue to operate.

Response: In response to the Staff’s comment, Holdco and RET have revised pages 37, 128, and 203-204 of the Registration Statement to highlight the unusual nature of the fee waiver and to clarify that certain provisions of the Underwriting Agreement continue to operate.

Dilution, page 241

4.	We note that the table beginning on page 241 appears to now include redemption levels that would result in less [than] $10 million in the Trust Account. Please revise so that the table and other disclosures in this section only reflect redemption levels that would result in at least $10 million in the Trust Account, such that the Minimum Cash Condition of the Business Combination Agreement would be satisfied without additional financing. Also, please ensure your disclosure clearly states the redemption level at which you would be unable to satisfy the Minimum Cash Condition without additional financing.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure on pages 241-248 of the Registration Statement to present the following redemption scenarios: presents the following redemption scenarios throughout: (i) assuming no additional redemptions, (ii) assuming 25% redemptions, and (iii) assuming the maximum amount of redemptions that would allow the Minimum Cash Condition to be satisfied without additional financing (approximately 50% redemptions). Holdco and RET have made corresponding revisions to the redemption scenarios presented throughout the Registration Statement.

General

5.

You disclose that Holdco intends to apply for listing on Nasdaq and that it is a condition to RET’s obligations to consummate the Business Combination that the Holdco Class A Common Stock is approved for listing on Nasdaq. You also note that there can be no assurance such listing condition will be met and note that the Business Combination may not be consummated unless such condition is waived by RET. Please:

•      Revise to clarify whether Holdco has applied for listing on Nasdaq, and if so, on which tier it has applied for listing;

•      Revise to state whether Holdco believes it will satisfy the initial listing requirements of Nasdaq, and if so, which tier’s initial listing requirements it believes it will satisfy;

•      Revise to clarify whether Coliseum shareholders will be notified prior to the Extraordinary General Meeting if Holdco has not received from Nasdaq either confirmation of the listing of the Holdco Class A Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination. If Coliseum shareholders will receive such a notice, please clarify when and how this notice will be delivered to Coliseum shareholders;

•      Revise to clarify whether RET may waive the Nasdaq closing condition after the Extraordinary General Meeting;

•      Revise to clarify how any waiver of the Nasdaq closing condition will be communicated to shareholders; and

•      Lastly, please explain why you removed the Nasdaq Listing Condition Redemptions Scenario.

Response: In response to the Staff’s comment, Holdco and RET have revised the disclosure throughout the Registration Statement. Holdco and RET also advise the Staff that the Nasdaq Listing Condition Redemptions Scenario was removed because it assumed that the $20 million of public float required for initial listing on the Nasdaq Global Market would be obtained solely through public shares that are not redeemed, although other shares could be counted toward the public float requirement. Accordingly, the parties determined that it would be more helpful for investors to present regularly spaced redemption intervals. Further, in accordance with Comment #4, the Registration Statement now presents the following redemption scenarios throughout: (i) assuming no additional redemptions, (ii) assuming 25% redemptions, and (iii) assuming the maximum amount of redemptions that would allow the Minimum Cash Condition to be satisfied without additional financing (approximately 50% redemptions).

* * *

United States Securities and Exchange Commission

November 25, 2024

Please do not hesitate to contact Stephen Doyle of TCF Law Group, PLLC at (617) 275-8080 or SDoyle@tcflaw.com with any questions or comments regarding this letter.

Sincerely,

/s/ TCF Law Group, PLLC

cc:	Paul Dacier, President

Harry You, Coliseum Acquisition Corp.
Joel Rubinstein, White & Case LLP

3